SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F T	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2018 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”) filed by the Registrant with The Stock Exchange of Hong Kong Limited on April 26, 2018.

China Petroleum & Chemical Corporation
The First Quarterly Report for 2018

26 April 2018
Beijing, China

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2018 was approved at the 18th meeting of the Sixth Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Dai houliang, Vice Chairman and President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2 Basic information of Sinopec Corp.
2.1 Principal financial data and indicators
2.1.1 Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (ASBE)
Units: RMB million
Items	As of 31 March 2018	As of 31 December 2017	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,572,527	1,595,504	(1.4)
Total equity attributable to equity shareholders of the Company	745,799	727,244	2.6

Items	Three months		Changes over the same period of the preceding year (%)
	2018	2017
Net cash flow from operating activities	12,052	13,276	(9.2)

Operating income	621,251	582,185	6.7
Net profit attributable to equity shareholders of the Company	18,770	16,633	12.8
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	17,982	16,540	8.7
Weighted average return on net assets (%)	2.55	2.31	0.24 percentage points
Basic earnings per share (RMB)	0.155	0.137	13.1
Diluted earnings per share (RMB)	0.155	0.137	13.1

Extraordinary gain/loss items	During the reporting period
(gains)/losses（RMB million）
Net loss on disposal of non-current assets	18
Donations	2
Government grants	(692)
Gains on holding and disposal of various investments	(261)
Other extraordinary income and expenses, net	(181)
Subtotal	(1,114)
Tax effect	278
Total	(836)
Equity shareholders of the Company	(788)
Minority interests	(48)

2.1.2 Principal financial data and indicators prepared in accordance with International Financial Reporting standards (IFRS)
Units: RMB million
Items	As of 31 March 2018	As of 31 December 2017	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,572,527	1,595,504	(1.4)
Total equity attributable to owners of the Company	744,688	726,120	2.6

Items	Three months		Changes over the same period of the preceding year (%)
	2018	2017
Net cash generated from operating activities	12,052	13,276	(9.2)

Operating profit	29,218	25,435	14.9
Net profit attributable to owners of the Company	19,306	17,199	12.3
Basic earnings per share (RMB)	0.159	0.142	12.0
Diluted earnings per share (RMB)	0.159	0.142	12.0
Return on net assets (%)	2.59	2.36	0.23 percentage points

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 495,963, including 490,022 holders of domestic A shares and 5,941 holders of overseas H shares.
Top ten shareholders
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited [1]	25,382,952,346	20.97	Unknown	H share
中国证券金融股份有限公司	2,405,864,801	1.99	0	A share
香港中央结算有限公司	351,035,394	0.29	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	123,078,870	0.10	0	A share
全国社保基金一一一组合	106,162,730	0.09	0	A share
长江证券股份有限公司	104,088,736	0.09	0	A share
交通银行股份有限公司－汇丰晋信双核策略混合型证券投资基金	102,849,475	0.08	0	A share
交通银行股份有限公司－汇丰晋信大盘股票型证券投资基金	92,593,454	0.08	0	A share

Note 1
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

2.3	Review of operating results

In the first quarter of 2018, the global economy recovered gradually, and Chinese economy maintained a momentum of steady and sound growth with gross domestic product (GDP) up by 6.8%. International crude oil price fluctuated at a narrow range and increased slightly. Domestic oil products market, with ample supply, witnessed fierce competition. According to statistics, apparent consumption of domestic refined oil products was up by 6.2%, among which, gasoline and kerosene demand was still strong. Domestic demand for chemicals kept growing with consumption of ethylene equivalent up by 3.3%.
We pursued supply-side structural reform as our main task, focused on improving the quality and efficiency of our operations, upheld the policy of Reform, Management, Innovation and Development, and strengthened efforts on cost reduction, market expansion, structural adjustment, reform promotion, management reinforcement, which helped deliver solid operating results.
In accordance with ASBE, net profit attributable to equity shareholders of the Company was RMB 18.770 billion in the first quarter, up by 12.8% over the same period last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 19.306 billion, up by 12.3% compared with the same period of last year.
Exploration and Production: The Company constantly strengthened measures on high-efficiency exploration activities and adopted profit-oriented approaches on development. In exploration, we made new progress in northeast Sichuan area in Sichuan Basin and in Shunbei area in Xinjiang Tarim Basin, strengthened efforts in E&P in deep, normal pressure and new strata of shale gas formations, and found new discoveries in Weirong shale gas field. In oil and gas development, we accelerated crude oil reserve evaluation, promoted capacity building in new areas of crude oil and natural gas; constantly advanced progressive exploration and reservoir appraisal of natural gas. In the first quarter, the oil and gas production of the Company was 111.33 million barrels of oil equivalent, among which domestic crude oil increased by 1.3% while natural gas increased by 0.6%, compared with the same period of last year. Exploration and Production Segment had an operating loss of RMB 0.318 billion, realising a significant reduction in loss by RMB 5.446 billion compared with the same period of last year.
Exploration and Production	Unit	For three-month period ended 31 March		Changes
		2018	2017	(%)
Oil and gas production[1]	million boe	111.33	111.93	(0.5)
Crude oil production	million barrels	71.35	72.08	(1.0)
China	million barrels	61.43	60.67	1.3
Overseas	million barrels	9.92	11.41	(13.1)
Natural gas production	billion cubic feet	239.83	238.35	0.6
Realised crude oil price	USD/barrel	59.8	49.1	21.8
Realised natural gas price	USD/thousand cubic feet	6.28	5.00	25.6
Note 1  Conversion: for domestic production of crude oil, 1 tonne = 7.10 barrels; for overseas production of crude oil, 1 tonne=7.21 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.
Refining: The Company comprehensively optimised the operation of production plans. We proactively adjusted product structure, improved production volume of gasoline, jet-fuel and other high value-added products, the ratio of diesel to gasoline decreased to 1.06. At the same time, we actively implemented refined oil product quality upgrading to ensure the supply of high quality refined oil products, optimised crude oil procurement and resource distribution to realise cost control. In the first quarter, refinery throughput grew by 2.1% and refined oil products production grew by 2.6%, among which gasoline up by 4.7%, kerosene up by 8.6% and diesel down by 1.7% over the same period of last year. Refining Segment realised an operating profit of RMB 19.007 billion.
Refining[2]	Unit	For three-month period ended 31 March		Changes (%)
		2018	2017
Refinery throughput	million tonnes	60.16	58.95	2.1
Gasoline, diesel and kerosene production	million tonnes	37.98	37.03	2.6
Gasoline	million tonnes	14.98	14.31	4.7
Diesel	million tonnes	15.93	16.21	(1.7)
Kerosene	million tonnes	7.07	6.51	8.6
Light chemical feedstock	million tonnes	9.94	9.97	(0.3)
Light product yield	%	76.22	76.30	(0.08) Percentage points
Refining yield	%	95.23	95.29	(0.06) Percentage points
Note 2  Including 100% production of domestic joint ventures.
Marketing and Distribution: Faced with intensified competition, the Company took an active part in coping with marketing challenges. We gave full play of our advantages in integrated operation and marketing network by coordinating internal and external resources, optimising resource distribution, and improving capability of service, and realised increase in both total domestic sales and retail volume of refined oil products. We optimised the distribution network, improved environment protection measures for our service stations, and revamped the storage and transportation facilities of refined oil products to improve the marketing network. We further promoted integration of fuel business and non-fuel business, optimised the system for self-owned brand products and accelerated the construction of integrated service stations. Our non-fuel business kept increasing rapidly. In the first quarter, total sales volume of refined oil products was 47.21 million tonnes, among which domestic sales volume recorded 43.35 million tonnes with an increase of 3.4% over the same period of last year. The operating revenues of non-fuel business reached RMB 8.726 billion, up by 21.8% compared with the same period of last year. The Marketing and Distribution Segment realised an operating profit of RMB 8.925 billion.
Marketing and Distribution	Unit	For three-month period ended 31 March		Changes (%)
		2018	2017
Total sales volume of refined oil products	million tonnes	47.21	47.44	(0.5)
Total domestic sales of refined oil products	million tonnes	43.35	41.94	3.4
Retail	million tonnes	29.46	28.63	2.9
Direct sales & Distribution	million tonnes	13.89	13.31	4.4
Total number of Sinopec-branded service stations[3]	stations	30,648	30,633	-
Company-operated	stations	30,642	30,627	-
Throughput per station[4]	tonnes	3,846	3,725	3.2
Note 3  The number of service stations in 2017 was the number as of 31 December 2017.

Note 4  Throughput per station was annualised.

Chemicals: The Company further optimised product slate, produced customer-oriented and high value-added products. We optimised feedstock mix to reduce cost. We intensified efforts on R&D, production and promotion of high-value-added new products, with the differential ratio of synthetic fiber reaching 89.8% and the ratio of new synthetic resin products and performance compound reaching 63.0%. We put more effort into marketing development and promoted fine chemical products marketing and targeted marketing service. In the first quarter, ethylene production reached 2.995 million tonnes, up by 1.8% and chemical sales volume was 20.458 million tonnes, up by 10.0% over the same period of last year. The Chemicals Segment realised an operating profit of RMB 8.452 billion.

Chemicals[5]	Unit	For three-month period ended 31 March		Changes (%)
		2018	2017
Ethylene	thousand tonnes	2,995	2,941	1.8
Synthetic resin	thousand tonnes	4,117	4,074	1.1
Synthetic rubber	thousand tonnes	199	227	(12.3)
Monomers and polymers for synthetic fiber	thousand tonnes	2,246	2,424	(7.3)
Synthetic fiber	thousand tonnes	296	308	(3.9)
Note 5  Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, the total capital expenditure was RMB 6.414 billion. Capital expenditures for Exploration and Production Segment were RMB 1.597 billion, mainly for capacity construction of shale gas, Hangjinqi natural gas and Shunbei crude oil, as well as for construction of Wen 23 Gas Storage Project, phaseⅡpressure boosting project of Sichuan-to-East China Pipeline, phaseⅠproject of Xinqi Pipeline and overseas oil and gas projects. Capital expenditures for Refining Segment were RMB 1.269 billion, mainly for Zhongke integrated refining and chemical project, structure adjustment in Zhenhai, Maoming and Tianjin subsidiaries, and GB VI standard gasoline and diesel quality upgrading. Capital expenditures for Marketing and Distribution Segment were RMB 2.273 billion, mainly for revamping service stations, construction for pipelines from Zhanjiang to Beihai and Jingmen to Xiangyang etc., as well as building depots and storage and rectifying safety and environmental hazards. Capital expenditures for Chemicals Segment were RMB 1.158 billion, mainly for Zhongke integrated refining and chemical project, the high-efficiency and environmental- friendly aromatics project (phaseⅡ) in Hainan refinery, and other resources integrated utilisation projects as well as product structure adjustment projects. Capital expenditures for Corporate and Others were RMB 117 million, mainly for R&D facilities and information technology application projects.

3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.
Items of Consolidated Balance Sheet	As of 31 March 2018	As of 31 December 2017	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Tax Payable	45,124	71,940	(26,816)	(37.3)	Due to the time difference of tax payment, part of the unpaid tax from the end of last year had been paid during this reporting period.
Specific reserve	1,411	888	523	58.9	The provision of safety production fund.

Items of Consolidated Income Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2018	2017	Amount	Percentage
	RMB Million	RMB Million	RMB Million	（%）
Financial Expense	455	827	(372)	(45.0)	The appreciation of RMB caused the exchange gain during this accounting period.
Impairment Losses	(13)	303	(316)	-	The impairment losses of fixed assets decreased compared with the first quarter of last year.
Asset disposal income/(loss)	227	(16)	243	-	The Company’s gain from the disposal of land.

Items of consolidated cash flow statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2018	2017	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Refund of tax and levies	593	228	365	160.1	The amount of tax refund increased compared with the first quarter of last year.
Cash received from disposal of investments	13,342	357	12,985	3,637.3	Part of the structured deposit expired and disposed.
Other cash received relating to investing activities	21,325	1,455	19,870	1,365.6	Fixed term deposit, over three months, expired and recovered.
Cash paid for acquisition of investments	(2,241)	(1,668)	573	34.4	The amount related to structured deposit increased.
Other cash paid relating to investing activities	(13,499)	(6,925)	6,574	94.9	The amount related to fixed term deposit, over

Items of consolidated cash flow statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2018	2017	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
					three months, increased.
3.2 The impact of the revised financial instruments accounting standards by the Ministry of Finance (MOF) and IFRS No.9 on financial statements
In 2017, MOF amended ASBE No.22 – Financial Instruments: Recognition and Measurement, ASBE No.23 – Transfer of Financial Instruments, ASBE No.24 – Hedging, ASBE No.37 – Presentation of Financial Instruments. Enterprises listed in both domestic and overseas capital markets and enterprises listed overseas adopting IFRS or ASBE, shall apply the above mentioned standards from January 1, 2018. This requirement is consistent with the effective date of “IFRS 9 - Financial Instruments” to avoid discrepancies in the financial statements prepared under ASBE and IFRS. Company adjusted the relevant financial data from 1 January 2018 in accordance with the above standards.

3.3 This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board Vice Chairman, President Dai Houliang 26 April, 2018

4. Appendix
4.1    Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“ASBE”)

Consolidated Balance Sheet
as at 31 March 2018
 Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2018	At 31 December 2017
Current assets：
Cash at bank and on hand	173,640	165,004
Financial assets at fair value through profit and loss	39,167	51,196
Bills receivable	14,466	16,207
Accounts receivable	58,973	68,494
Prepayments	5,743	4,901
Other receivables	17,669	16,467
Inventories	191,323	186,693
Other current assets	20,249	20,087
Total current assets	521,230	529,049
Non-current assets：
Financial assets at fair value through other comprehensive income	1,155	-
Available-for-sale financial assets	-	1,676
Long-term equity investments	133,967	131,087
Fixed assets	634,081	650,774
Construction in progress	115,816	118,645
Intangible assets	96,446	97,126
Goodwill	8,598	8,634
Long-term deferred expenses	14,637	14,720
Deferred tax assets	16,892	15,131
Other non-current assets	29,705	28,662
Total non-current assets	1,051,297	1,066,455
Total assets	1,572,527	1,595,504
Current liabilities：
Short-term loans	57,358	54,701
Bills payable	7,398	6,462
Accounts payable	177,944	200,073
Advances from customers	124,548	120,734
Employee benefits payable	8,425	7,162
Taxes payable	45,124	71,940
Dividends Payable	6,782	6,843
Other payables	75,019	84,850
Non-current liabilities due within one year	27,155	26,681

Total current liabilities	529,753	579,446
Non-current liabilities：
Long-term loans	71,724	67,754
Debentures payable	30,944	31,370
Provisions	40,295	39,958
Deferred tax liabilities	6,322	6,466
Other non-current liabilities	16,173	16,440
Total non-current liabilities	165,458	161,988
Total liabilities	695,211	741,434
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	119,551	119,557
Other comprehensive income	(5,228)	(4,413)
Specific reserve	1,411	888
Surplus reserves	199,682	199,682
Retained earnings	309,312	290,459
Total equity attributable to shareholders of the Company	745,799	727,244
Minority interests	131,517	126,826
Total shareholders’ equity	877,316	854,070
Total liabilities and shareholders’ equity	1,572,527	1,595,504

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Balance Sheet
as at 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2018	At 31 December 2017
Current assets：
Cash at bank and on hand	91,058	92,545
Financial assets at fair value through profit and loss	35,161	48,179
Bills receivable	1,099	157
Accounts receivable	32,402	37,609
Prepayments	2,950	4,429
Dividends receivable	16,327	16,327
Other receivables	52,750	47,493
Inventories	42,483	44,933
Other current assets	25,609	27,189
Total current assets	299,839	318,861
Non-current assets：
Financial assets at fair value through other comprehensive income	395	-
Available-for-sale financial assets	-	395
Long-term equity investments	276,802	275,557
Fixed assets	319,877	329,814
Construction in progress	47,801	50,046
Intangible assets	8,318	8,340
Long-term deferred expenses	2,010	1,958
Deferred tax assets	8,872	6,834
Other non-current assets	11,005	10,690
Total non-current assets	675,080	683,634
Total assets	974,919	1,002,495
Current liabilities：
Short-term loans	19,751	17,330
Bills payable	3,152	3,155
Accounts payable	82,059	83,449
Advances from customers	3,471	3,413
Employee benefits payable	5,390	4,854
Taxes payable	25,441	42,549
Other payables	121,312	143,274
Non-current liabilities due within one year	20,165	19,539
Total current liabilities	280,741	317,563
Non-current liabilities：
Long-term loans	67,683	63,667
Debentures payable	20,000	20,000
Provisions	31,779	31,405

Other non-current liabilities	2,523	2,591
Total non-current liabilities	121,985	117,663
Total liabilities	402,726	435,226
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,789	68,789
Other comprehensive income	128	196
Specific reserve	745	482
Surplus reserves	199,682	199,682
Retained earnings	181,778	177,049
Total shareholders’ equity	572,193	567,269
Total liabilities and shareholders’ equity	974,919	1,002,495

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Consolidated Income Statement
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
I. Total operating income	621,251	582,185
II.Total operating costs	594,063	558,233
Including: Operating costs	501,278	466,318
Taxes and surcharges	57,719	58,169
Selling and distribution expenses	13,688	12,429
General and administrative expenses	18,706	17,911
Financial expenses	455	827
Exploration expenses, including dry holes	2,230	2,276
Impairment losses	(13)	303
Add: Gain from changes in fair value	126	-
Investment income	3,355	3,944
Asset disposal income/(loss)	227	(16)
Other income	594	-
III.Operating profit	31,490	27,880
Add: Non-operating income	378	410
Less: Non-operating expenses	353	310
IV. Profit before taxation	31,515	27,980
Less: Income tax expense	6,993	6,297
V. Net profit	24,522	21,683
Attributable to:
Equity shareholders of the Company	18,770	16,633
Minority interests	5,752	5,050
VI. Total other comprehensive income	(1,485)	(901)
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	785	(570)
Available-for-sale financial assets	-	(9)
Share of other comprehensive income of associates and jointly controlled entities	148	4
Foreign currency translation differences	(2,418)	(326)
VII. Total comprehensive income	23,037	20,782
Attributable to:
Equity shareholders of the Company	17,990	15,904

Minority interests	5,047	4,878
VIII. Earnings per share：
(i) Basic earnings per share (RMB)	0.155	0.137
(ii)Diluted earnings per share (RMB)	0.155	0.137

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Income Statement
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
I.Operating income	241,136	210,822
Less: Operating costs	184,696	158,751
Taxes and surcharges	40,067	38,558
Selling and distribution expenses	693	585
General and administrative expenses	10,367	9,425
Financial expenses	1,008	635
Exploration expenses, including dry holes	2,213	2,190
Impairment losses	4	279
Add: Loss from changes in fair value	(18)	-
Investment income	2,931	2,860
Asset disposal income/(loss)	237	(20)
Other income	300	-
II.Operating profit	5,538	3,239
Add: Non-operating income	122	146
Less: Non-operating expenses	155	193
III.Profit before taxation	5,505	3,192
Less: Income tax expense	791	784
IV.Net profit	4,714	2,408
V. Total other comprehensive income	(53)	76
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	-	72
Share of other comprehensive (loss)/ income of associates and jointly controlled entities	(53)	4
VI.Total comprehensive income	4,661	2,484

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Consolidated Cash Flow Statement
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
I.Cash flows from operating activities：
Cash received from sale of goods and rendering of services	707,017	662,996
Refund of taxes and levies	593	228
Other cash received relating to operating activities	16,695	16,280
Sub-total of cash inflows	724,305	679,504
Cash paid for goods and services	(561,416)	(532,989)
Cash paid to and for employees	(16,056)	(13,802)
Payments of taxes and levies	(109,547)	(95,096)
Other cash paid relating to operating activities	(25,234)	(24,341)
Sub-total of cash outflows	(712,253)	(666,228)
Net cash flow from operating activities	12,052	13,276
II.Cash flows from investing activities：
Cash received from disposal of investments	13,342	357
Cash received from returns on investments	674	285
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	-	106
Other cash received relating to investing activities	21,325	1,455
Sub-total of cash inflows	35,341	2,203
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(17,901)	(15,184)
Cash paid for acquisition of investments	(2,241)	(1,668)
Net cash paid for the acquisition of subsidiaries and other business entities	(3,188)	-
Other cash paid relating to investing activities	(13,499)	(6,925)
Sub-total of cash outflows	(36,829)	(23,777)
Net cash flow from investing activities	(1,488)	(21,574)
III.Cash flows from financing activities：
Cash received from capital contributions	70	42
Including: Cash received from minority shareholders’ capital contributions to	70	42

subsidiaries
Cash received from borrowings	126,432	139,881
Sub-total of cash inflows	126,502	139,923
Cash repayments of borrowings	(118,865)	(144,028)
Cash paid for dividends, profits distribution or interest	(1,173)	(1,026)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(390)	(268)
Other cash paid relating to financing activites	(3)	-
Sub-total of cash outflows	(120,041)	(145,054)
Net cash flow from financing activities	6,461	(5,131)
IV.Effects of changes in foreign exchange rate	(455)	(55)
V.Net increace/(decrease) in cash and cash equivalents	16,570	(13,484)
Add:Cash and cash equivalents at 1 January	113,218	124,468
VI.Cash and cash equivalents at 31 March	129,788	110,984

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Cash Flow Statement
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
I.Cash flows from operating activities：
Cash received from sale of goods and rendering of services	285,228	249,135
Refund of taxes and levies	445	38
Other cash received relating to operating activities	6,926	5,170
Sub-total of cash inflows	292,599	254,343
Cash paid for goods and services	(192,802)	(166,951)
Cash paid to and for employees	(8,515)	(7,290)
Payments of taxes and levies	(75,254)	(58,535)
Other cash paid relating to operating activities	(31,161)	(13,745)
Sub-total of cash outflows	(307,732)	(246,521)
Net cash flow from operating activities	(15,133)	7,822
II.Cash flows from investing activities：
Cash received from disposal of investments	15,319	3,961
Cash received from returns on investments	2,116	1,497
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	289	490
Other cash received relating to investing activities	12,428	543
Sub-total of cash inflows	30,152	6,491
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(8,098)	(7,028)
Cash paid for acquisition of investments	(2,316)	(4,390)
Other cash paid relating to investing activities	-	(2,730)
Sub-total of cash outflows	(10,414)	(14,148)
Net cash flow from investing activities	19,738	(7,657)
III.Cash flows from financing activities：
Cash received from borrowings	25,723	50,244
Sub-total of cash inflows	25,723	50,244
Cash repayments of borrowings	(18,654)	(55,946)
Cash paid for dividends or interest	(1,161)	(246)
Sub-total of cash outflows	(19,815)	(56,192)

Net cash flow from financing activities	5,908	(5,948)
IV.Net increace/(decrease) in cash and cash equivalents	10,513	(5,783)
Add: Cash and cash equivalents at 1 January	72,309	98,250
V.Cash and cash equivalents at 31 March	82,822	92,467

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

Segment Reporting
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Income from principal operations
Exploration and production
External sales	20,933	17,119
Inter-segment sales	20,269	19,104
Subtotal	41,202	36,223
Refining
External sales	33,933	32,676
Inter-segment sales	252,897	214,908
Subtotal	286,830	247,584
Marketing and distribution
External sales	310,117	290,119
Inter-segment sales	1,176	891
Subtotal	311,293	291,010
Chemicals
External sales	104,780	93,725
Inter-segment sales	15,980	13,084
Subtotal	120,760	106,809
Corporate and others
External sales	135,500	134,245
Inter-segment sales	131,516	99,064
Subtotal	267,016	233,309
Elimination of inter-segment sales	(421,838)	(347,051)
Consolidated income from principal operations	605,263	567,884
Income from other operations
Exploration and production	1,742	1,797
Refining	1,125	1,125
Marketing and distribution	8,892	7,333
Chemicals	3,738	3,793
Corporate and others	491	253
Consolidated income from other operations	15,988	14,301
Consolidated operating income	621,251	582,185
Operating (loss) / profit
By segment
Exploration and production	(573)	(5,717)
Refining	18,549	16,292
Marketing and distribution	8,646	9,007
Chemicals	8,090	8,449

Corporate and others	(1,069)	1,048
Elimination	(6,000)	(4,300)
Total segment operating profit	27,643	24,779
Investment income
Exploration and production	337	413
Refining	226	179
Marketing and distribution	646	547
Chemicals	1,490	2,400
Corporate and others	656	405
Total segment investment income	3,355	3,944
Financial expenses	(455)	(827)
Gain from changes in fair value	126	-
Asset disposal income/(loss)	227	(16)
Other income	594	-
Operating profit	31,490	27,880
Add: Non-operating income	378	410
Less: Non-operating expenses	353	310
Profit before taxation	31,515	27,980

4.2 Quarterly financial statements prepared under International Financial Reporting
Standards (“IFRS”)

Consolidated Income Statement
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Turnover and other operating revenues
Turnover	605,263	567,884
Other operating revenues	15,988	14,301
Subtotal	621,251	582,185
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(474,389)	(438,807)
Selling, general and administrative expenses	(16,708)	(14,614)
Depreciation, depletion and amortization	(25,111)	(27,256)
Exploration expenses, including dry holes	(2,230)	(2,276)
Personnel expenses	(16,861)	(15,431)
Taxes other than income tax	(57,719)	(58,169)
Other operating income/(expense), net	985	(197)
Total operating expenses	(592,033)	(556,750)
Operating profit	29,218	25,435
Finance costs
Interest expense	(1,989)	(2,084)
Interest income	1,288	1,163
Foreign currency exchange income, net	246	94
Net finance costs	(455)	(827)
Investment income	217	52
Share of profits less losses from associates and joint ventures	3,140	3,892
Profit before taxation	32,120	28,552
Tax expense	(6,993)	(6,297)
Profit for the period	25,127	22,255
Attributable to：
Owners of the Company	19,306	17,199
Non-controlling interests	5,821	5,056
Profit for the period	25,127	22,255
Earnings per share
Basic earnings per share (RMB)	0.159	0.142
Diluted earnings per share (RMB)	0.159	0.142

Consolidated Statement of Comprehensive Income
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Profit for the period	25,127	22,255
Total other comprehensive income	(1,485)	(901)
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	785	(570)
Available-for-sale securities	-	(9)
Foreign currency translation differences	(2,418)	(326)
Share of other comprehensive income of associates and joint ventures	148	4
Total comprehensive income	23,642	21,354
Attributable to:
Owners of the Company	18,526	16,470
Non-controlling interests	5,116	4,884

Consolidated Balance Sheet
as at 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2018	At 31 December 2017
Non-current assets：
Property, plant and equipment, net	634,081	650,774
Construction in progress	115,816	118,645
Goodwill	8,598	8,634
Interest in associates	80,976	79,726
Interest in joint ventures	52,991	51,361
Financial assets at fair value through other comprehensive income	1,155	-
Available-for-sale financial assets	-	1,676
Deferred tax assets	16,892	15,131
Lease prepayments	58,368	58,526
Long-term prepayments and other non-current assets	82,420	81,982
Total non-current assets	1,051,297	1,066,455
Current assets:
Cash and cash equivalents	129,788	113,218
Time deposits with financial institutions	43,852	51,786
Financial assets at fair value through profit and loss	39,167	51,196
Trade accounts receivable	58,973	68,494
Bills receivable	14,466	16,207
Inventories	191,323	186,693
Prepaid expenses and other current assets	43,661	41,455
Total current assets	521,230	529,049
Current liabilities：
Short-term debts	58,679	55,338
Loans from Sinopec Group Company and fellow subsidiaries	25,834	25,311
Trade accounts payable	177,944	200,073
Bills payable	7,398	6,462
Accrued expenses and other payables	247,032	279,247
Income tax payable	12,866	13,015
Total current liabilities	529,753	579,446
Net current liabilities	(8,523)	(50,397)
Total assets less current liabilities	1,042,774	1,016,058
Non-current liabilities：
Long-term debts	59,348	55,804
Loans from Sinopec Group Company and fellow subsidiaries	43,320	43,320

Deferred tax liabilities	6,322	6,466
Provisions	40,295	39,958
Other non-current liabilities	17,339	17,620
Total non-current liabilities	166,624	163,168
Total net assets	876,150	852,890
Equity：
Share capital	121,071	121,071
Reserves	623,617	605,049
Total equity attributable to owners of the Company	744,688	726,120
Non-controlling interests	131,462	126,770
Total equity	876,150	852,890

Consolidated Statement of Cash Flows
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Net cash generated from operating activities(a)	12,052	13,276
Investing activities
Capital expenditure	(17,294)	(14,278)
Exploratory wells expenditure	(607)	(906)
Purchase of investments, investments in associates and investments in joint ventures	(2,241)	(1,668)
Payment for acquisition of subsidiary, net of cash acquired	(3,188)	-
Proceeds from disposal of investments and investments in associates, net	13,342	357
Proceeds from disposal of property, plant, equipment and other non-current assets	-	106
Increase in time deposits with maturities over three months	(13,445)	(6,857)
Decrease in time deposits with maturities over three months	21,379	790
Interest received	(108)	597
Investment and dividend income received	674	285
Net cash used in investing activities	(1,488)	(21,574)
Financing activities
Proceeds from bank and other loans	126,432	139,881
Repayments of bank and other loans	(118,865)	(144,028)
Distributions by subsidiaries to non-controlling interests	(390)	(268)
Contributions to subsidiaries from non-controlling interests	70	42
Interest paid	(783)	(758)
Finance lease payment	(3)	-
Net cash used in financing activities	6,461	(5,131)
Net increase/(decrease) in cash and cash equivalents	17,025	(13,429)
Cash and cash equivalents at 1 January	113,218	124,468
Effect of foreign currency exchange rate changes	(455)	(55)
Cash and cash equivalents at 31 March	129,788	110,984

Note to consolidated statement of Cash Flows
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
（a）Reconciliation of profit before taxation to net cash generated from operating activities
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Operating activities
Profit before taxation	32,120	28,552
Adjustments for:
Depreciation, depletion and amortization	26,336	27,256
Dry hole costs written off	1,974	2,085
Share of profits from associates and joint ventures	(3,140)	(3,892)
Investment income	(217)	(52)
Interest income	(1,288)	(1,163)
Interest expense	1,989	2,084
(Gain)/loss on foreign currency exchange rate changes and derivative financial instruments	(604)	414
Loss on disposal of property, plant, equipment and other non-current assets, net	-	16
Impairment losses on assets	(13)	303
Operating profit before change of operating capital	57,157	55,603
Accounts receivable and other current assets	7,815	(5,336)
Increase of inventories	(4,630)	(3,423)
Accounts payable and other current liabilities	(39,182)	(30,717)
Subtotal	21,160	16,127
Income tax paid	(9,108)	(2,851)
Net cash generated from operating activities	12,052	13,276

Segment Reporting
for the three-month periods ended 31 March 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Information of the company and its subsidiaries (the “Group”) reportable segments is as follows:

Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Turnover
Exploration and production
External sales	20,933	17,119
Inter-segment sales	20,269	19,104
Subtotal	41,202	36,223
Refining
External sales	33,933	32,676
Inter-segment sales	252,897	214,908
Subtotal	286,830	247,584
Marketing and distribution
External sales	310,117	290,119
Inter-segment sales	1,176	891
Subtotal	311,293	291,010
Chemicals
External sales	104,780	93,725
Inter-segment sales	15,980	13,084
Subtotal	120,760	106,809
Corporate and others
External sales	135,500	134,245
Inter-segment sales	131,516	99,064
Subtotal	267,016	233,309
Elimination of inter-segment sales	(421,838)	(347,051)
Turnover	605,263	567,884
Other operating revenues
Exploration and production	1,742	1,797
Refining	1,125	1,125
Marketing and distribution	8,892	7,333
Chemicals	3,738	3,793
Corporate and others	491	253
Other operating revenues	15,988	14,301
Turnover and other operating revenues	621,251	582,185
Result
Operating (loss)/profit
By segment
Exploration and production	(318)	(5,764)
Refining	19,007	16,754
Marketing and distribution	8,925	9,161

Chemicals	8,452	8,509
Corporate and others	(848)	1,075
Elimination	(6,000)	(4,300)
Total segment operating profit	29,218	25,435
Share of profits from associates and joint ventures
Exploration and production	276	413
Refining	223	182
Marketing and distribution	641	532
Chemicals	1,495	2,397
Corporate and others	505	368
Aggregate share of profits from associates and joint ventures	3,140	3,892
Investment income/(losses)
Exploration and production	61	-
Refining	3	(3)
Marketing and distribution	8	15
Chemicals	(6)	3
Corporate and others	151	37
Aggregate investment income	217	52
Net finance costs	(455)	(827)
Profit before taxation	32,120	28,552

4.3 Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 31 March 2018	Three-month periods ended 31 March 2017
Net profit under ASBE	24,522	21,683
Adjustments:
Government grants (i)	14	28
Safety production fund (ii)	591	544
Profit for the period under IFRS	25,127	22,255

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:
Units: million   Currency: RMB   Type: unaudited
Items	At 31 March 2018	At 31 December 2017
Shareholders’ equity under ASBE	877,316	854,070
Adjustments:
Government grants(i)	(1,166)	(1,180)
Total equity under IFRS	876,150	852,890

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 27, 2018